1000 Cathedral Place	Reply Attention of:
925 West Georgia Street	H.S. Sangra
Vancouver, British Columbia
Canada V6C 3L2	Our File No.:
7205014
Telephone: (604) 662-8808
Facsimile: (604) 669-8803	Direct Line:
www.sangramoller.com	604-692-3022

Email:
hsangra@sangramoller.com

July 23, 2020

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: John Spitz, Staff Accountant/Ben Phippen, Staff Accountant

Dear Sirs:

Re:	Scully Royalty Ltd. (the "Company") – Form 20-F for Fiscal Year ended December 31, 2019
Filed: May 11, 2020; File No.: 001-04192

We are counsel for the Company. We are in receipt of a copy of your letter to the Company dated July 9, 2020 (the "Comment Letter"). On behalf of the Company, we provide the following responses, following the numbering and headings contained in the Comment Letter.

Form 20-F for Fiscal Year ended December 31, 2019

Disposition of Non-Core Subsidiaries, page 13

1.	We note your disclosure on pages 13, 20 and 21 briefly discussing the disposal of non-core metals products lines and subsidiaries and deconsolidation of certain other non-core subsidiaries resulting in the recognition of gains totaling $2.2 million and $25.1 million during the fiscal years 2019 and 2018, respectively. Please revise future filings to provide a significantly enhanced discussion for each sale, disposal, deconsolidation and acquisition, as applicable. Disclosure in future filings should discuss the underlying reasons for each individual sale, disposal or deconsolidation along with quantification of the gain or loss attributable to each of these transactions and detail of the carrying value of assets and liabilities sold for each sale or disposal. In addition, please ensure that your disclosures discuss how these sales, disposals and deconsolidations are expected to impact financial performance (i.e., revenues, cost and expense line items and net (loss) income) and trends moving forward.

The Company acknowledges your comment and advises that in future filings it will include an enhanced discussion for sales, disposals, deconsolidations and acquisitions, where material, including any expected material impact of such transactions on the financial performance of the Company and trends moving forward.

July 23, 2020	2

Business Segments, page 14

2.	We note brief disclosures of proprietary investments made, investments in equity or debt instruments (secured and unsecured), investments in hydro-electric power plants, hydrocarbon production and processing assets, operation of a regulated specialty trade finance and regulated merchant banking business, and an interest in certain industrial real estate in Europe. These disclosures are overly broad and do not provide an investor with a clear understanding of your main revenue generating businesses. Please revise future filings to provide a more transparent description of each significant product or service performed that generates revenue with prominence given to those products or services relative to their contribution to your business. In preparing your disclosures, please address the principal geographical markets and customers served and provide a detailed understanding of the businesses and investments included in each segment. Refer to Item 4.B of Form 20-F.

The Company acknowledges your comment and advises that in future filings it will provide a description of each of its significant products and services, including the principal geographical markets and customers served, along with details of the material businesses and investments in each of its operating segments.

Results of Operations, page 18

3.	We note your disclosure on page 19 that revenue for your Industrial Equity segment decreased primarily as a result of the disposition of metal product lines. We also note your disclosure that revenue for your Merkanti Holding segment increased primarily as a result of additional merchant banking activities. Please revise future filings to describe these fluctuations in revenue with a significantly enhanced discussion of the metal lines that were disposed of, the underlying reasons for the disposals, and the additional merchant banking activities that were provided. In addition, please revise future filings to remove terms such as “primarily” in favor of specific quantifications and describe how the dispositions and additional merchant banking activities are expected to impact financial performance and trends going forward. Refer to Section III.D of SEC Interpretive Release 33-6835.

The Company acknowledges your comment and advises that in future filings it will provide an enhanced discussion of material year-to-year changes in its revenue, including quantification of the underlying factors related thereto.

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies – Revenue Recognition, page 73

4.	We note your existing disclosures describing your revenue recognition policy are broad and appear to provide disproportionate prominence to products relative to their contribution to your business. In this regard, we note your disclosure on pages 5 and 18 that approximately 89% of total fiscal year 2019 and 2018 revenue related to merchant banking products and services with the majority of revenue in fiscal year 2019 derived from the sale of products, which include metals, hydrocarbons, food products and other materials. Further, we note your disclosure on page 19 that your proportionate revenue by product from metal processing was 80% and 88% in fiscal year 2019 and 2018, respectively. In future filings, please revise your disclosures to focus on the most significant revenue generating activities followed by a discussion of the less prominent activities in a context that clearly indicates the relative materiality of the revenue stream. In preparing your disclosures, please discuss the following:

July 23, 2020	3

•	The specific products or services associated with these sales and metal processing;
•	Identification of the customer(s);
•	The specific transaction(s) that comprise the earnings process and at what stage revenue gets recorded; and
•	Whether there are any material customers that comprise a substantial portion of revenue.

The Company acknowledges your comment and advises that in future filings it will revise its disclosure regarding its revenue recognition policies to focus on its most significant revenue generating activities and to discuss the specific items outlined in your comment to the extent applicable and material.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies – Interests in

Resource Properties and Reserve Estimates, page 81

5.	We note that your disclosures surrounding your interests in resource properties on pages 29, 70, 81 and 93-94 focus more on hydrocarbon properties despite the fact that your interests in resource properties is mainly comprised of an interest in an iron ore mine. In order to provide proportionate prominence to the relative contribution to your business, please revise future filings to provide an enhanced discussion of your interest in the iron ore mines and include the following:

•	Describe the determination of cash-generating units ("CGUs") as it relates to your interest in iron ore mines, including an explanation as to what the CGUs represent;
•	Discuss all of the CGU-specific facts and circumstances considered when you assess whether there is an indicator that an impairment of your interests in iron ore mines may exist (Refer to paragraphs 12-14 of IAS 36 for guidance);
•	Describe, in detail, how you estimated the recoverable amounts associated with your interests in iron ore mines, specifically stating whether you estimated the fair value less costs to sell or the value in use or both, along with the material estimates and assumptions made (Refer to paragraphs 18-57 and 74-79 of IAS 36 for guidance); and
•	For both of your interests in hydrocarbon properties and iron ore mines, to the extent that it is reasonably possible a future impairment charge could be recognized, discuss the facts and circumstances that could lead to future impairment charges. Please also discuss the facts and circumstances that could lead any future reversals of impairment charges previously recognized. To the extent material, please disclose the cumulative amount of impairment charges recognized as of the end of the most recently completed balance sheet that are subject to reversal.

The Company acknowledges your comment and advises that in future filings it will provide an enhanced discussion of its interest in an iron ore mine.

July 23, 2020	4

6.	We note your disclosure on pages 29 and 81 that the recoverable quantities of reserves and estimated cash flows from your hydrocarbon interests are independently evaluated by reserve engineers at least annually. Please revise future filings to specify, whether you obtain similar independent evaluations related to your interest in iron ore mines. If not, please explain the underlying reasons for obtaining them for hydrocarbon interests but not iron ore mines.

The Company acknowledges your comment and advises that in future filings it will disclose whether it obtains independent evaluations related to its interest in an iron ore mine and, where it does not, the underlying reasons for not doing so.

We trust the foregoing to be in order, but should you have any questions or concerns, please do not hesitate to contact the undersigned at (604) 692-3022 or Rod Talaifar of our office at (604) 692-3023.

Yours truly,

SANGRA MOLLER LLP

Per:	/s/ H.S. Sangra

H.S. Sangra

Per:	/s/ Rod Talaifar

Rod Talaifar

Per:	/s/ Jason Yick

Jason Yick
New York State Bar No. 4839049

cc.	Scully Royalty Ltd.
Attention: Samuel Morrow